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Exhibit 10.6

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April 24, 2006

Justin D. Benincasa

Dear Justin:

        We are pleased to offer you the position of Chief Financial Officer and Treasurer of Atlantic Tele-Network, Inc. (the "Company"). The offer is subject to formal approval by our Board of Directors as this is an executive officer position. If accepted by you and approved by the Board, you will report to the Chief Executive Officer.

        We would hope that you would be able to start by May 8 at the latest. Ideally, you would be able to attend our executive planning meeting in Stone Mountain, Georgia on May 4th and 5th, and would therefore have an earlier start date. If that is not possible, please let me know as I know it is short notice.

        Your initial salary will be $210,000 per year, payable bi-weekly. In addition, you will be eligible for a performance bonus of up to 50% of your base salary (pro-rated in the first year). In your first year, 50% of your bonus will be based on Company performance (net income and EBITDA) and 50% will be based on meeting some personal year-end objectives that we will jointly agree upon in June.

        Subject to board approval, you will also be issued 10,000 shares of restricted stock options to purchase 35,000 shares of the Company's common stock, both with four-year proportional annual vesting. The options will carry a ten-year term and an exercise price equal to fair market value on the date of grant. The Compensation Committee next meets on May 16 and these grants would be on the agenda.

        You are also eligible to participate in the Employees Savings Trust, which currently provides for a Company annual contribution (regardless of employee contribution) to a 401(k) account of an amount equal to approximately 12% of your annual salary, subject to the terms of that plan including an initial eligibility requirement of six months employment. The plan is also subject to modification or termination by the Company, at its discretion. (We have considered recently paying a portion of the Company contribution in shares of stock of the Company but no decision has been made in that regard).

        As a Company employee, and following the probationary period set forth in the relevant plan, you will be eligible for medical, dental, vision, life insurance, and disability benefits as described in a summary of benefits we will send to you separately. The premiums for these benefits currently are paid 100% by the Company and you may add your spouse or immediate family, although our expectation is that the Company will be moving towards requiring some employee co-pay of premiums to defray some of our rising health expenses. You will earn vacation at the rate of four weeks per year accrued month, although accommodation can be made if you would like to take a longer vacation sooner. A copy of the current Atlantic Tele-Network Employee Manual will be provided to you after your start date and you are expected to sign and return a form acknowledging you have read and understood the Company's policies.

        If you accept this offer, you will be an employee-at-will, which means that either you or the Company are free to terminate the employment relationship at any time with or without cause.

        By joining the Company you are agreeing not to engage in any competitive work during your employment or within six months after leaving its employment, voluntarily or involuntarily. For the purposes of this document, competitive work is defined as performing work for, or directly benefiting competitors of the Company or any of our subsidiaries or affiliates.

        I very much look forward to working with you. Please call me with any questions on 978-745-8106.

Sincerely,

/s/ Michael T. Prior

Michael T. Prior
Atlantic Tele-Network, Inc.
Chief Executive Officer

I accept the above employment offer and confirm a start date of May 3, 2006.

/s/ Justin D. Benincasa

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  Exhibit 10.6